OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response...12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


13030716

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

SEC FILE NUMBER
8- 23285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER
Hunter, Keith, Marshall & Co., Incorporated

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Broadway 14th Floor NE
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Marshall 212-736-6140
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Henry C. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hunter, Keith, Marshall & Co., Incorporated

, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Henry C Marshall JR

Signature

Principal

Title

SUBSCRIBED AND SWORN TO BEFORE ME THIS 2? DAY OF Feb. 2013 BY Henry C Marshall JR

Marcene Welch

Notary Public


MARCENE WELCH
Notary Public - State of New York
NO. 01WE6131173
Qualified In Kings County
My Commission Expires 8/1/2013

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

HUNTER, KEITH, MARSHALL & CO., INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

HUNTER, KEITH, MARSHALL & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Hunter, Keith, Marshall & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Hunter, Keith, Marshall & Co., Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter, Keith, Marshall & Co., Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Levy & Gold LLP

LEVY & GOLD, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 21, 2013

HUNTER, KEITH, MARSHALL & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	2,496
Marketable securities		13,238
Furniture, fixtures and equipment, net		546
Shareholder's loans		6,086
Other assets		7,986
TOTAL ASSETS	$	30,352
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses	$	350
Stockholders' equity		
Common stock, $10 par value; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in-capital		370,487
Retained earnings (deficit)		(350,485)
TOTAL STOCKHOLDERS' EQUITY		30,002
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	30,352

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commission and fees	$	49,810
Interest and other income		339
Unrealized gain on investments		1,359
TOTAL REVENUES		51,508
EXPENSES		
Occupancy		21,600
Communications		5,127
Professional fees		15,026
Other operating expenses		6,196
TOTAL EXPENSES		47,949
NET INCOME BEFORE INCOME TAXES		3,559
INCOME TAXES		359
NET INCOME	$	3,200

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - Beginning	$ 10,000	$ 360,745	$ (353,685)	$ 17,060
Contributions	-	9,742	-	9,742
Net income	-	-	3,200	3,200
Balance - End	$ 10,000	$ 370,487	$ (350,485)	$ 30,002

See notes to financial statements

HUNTER, KEITH, MARSHALL & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 3,200
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	648
(Increase) decrease in assets:	
Other assets	(431)
Increase (decrease) in liabilities:	
Accrued expenses	(900)
Total adjustments	(683)
Net cash provided by operating activities	2,517
Cash flows from investing activities	
Purchase of marketable securities	(11,100)
Net cash used in investing activities	(11,100)
Cash flows from financing activities	
Contributions	9,742
Shareholder's loans	(6,086)
Net cash provided by financing activities	3,656
NET CHANGE IN CASH	(4,927)
CASH- BEGINNING OF YEAR	7,423
CASH - END OF YEAR	$ 2,496
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ 359

See notes to financial statements

1- ORGANIZATION AND NATURE OF BUSINESS

Hunter, Keith, Marshall & Co., Inc. (the "Company") is a Delaware Corporation formed on May 31, 1978 for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2012.

The Company transacts its Business with Customers located primary throughout the United States.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BASIS OF ACCOUNTING

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

REVENUE RECOGNITION

The Company's principal source of revenue is commissions earned on private placement transactions. Such commissions are recorded as earned and related expenses are recognized when the underlying contract is consummated

DEPRECIATION

Depreciation of furniture, fixtures and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using accelerated methods.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

MARKETABLE SECURITIES

The Company has a portfolio of investments in equity securities. Management determines the appropriate classification of its investment in these securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date.

At December 31, 2012, management has classified its investments in marketable securities as trading securities. Such securities are actively traded on open markets and stated at fair value as determined by closing quoted market prices. Realized and unrealized gains and losses are included in income.

INCOME TAXES

The Company files its federal income tax as an S corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the stockholder. Accordingly, the current year's income tax provision consists solely of state and local income taxes based on statutory rates.

Management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

3- FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and office equipment are comprised of the following:

Office equipment	$47,560
Furniture and fixtures	19,943
	67,503
Less: Accumulated depreciation	66,957
Total	$ 546

4- LEASE COMMITMENTS

The Company leases its office facilities under an agreement, which provides for scheduled rent increases. Effective December 29, 2010, the Corporation signed a new lease to commence on March 1, 2011 and to end of March 31, 2016. Included in operations for 2012 is rent expense of approximately $21,600.

Future minimum rental payments under non-cancelable operating lease are approximately as follows.

2013	$22,600
2014	23,000
2015	23,600
2016	6,000
	$75,200

5- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR *BROKERS AND DEALERS PURSUANT TO RULE 15C3-3*

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

6- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $12,074 which was $7,074 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 3% as of December 31, 2012.

7- FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as trading securities on a recurring basis.

FASB ASC 820-10 defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

Fair Value Hierarchy:
FASB ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

> Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
>
> Level 2 - inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 - inputs are unobservable inputs for the asset or liability.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Equities - Consist of common stocks. Securities are valued at the closing price reported on the active market on which the individual stocks are traded at the net asset value ("NAV") of shares held by the Company at year end.

The following table presents the Fund's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Financial Assets	*Level 1*	*Level 2*	*Level 3*	*Fair Value*
Equity Securities	$13,238	-	-	$13,238
Totals	$13,238	-	-	$13,238

8- MARKETABLE SECURITIES

Marketable securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

Trading Securities at December 31, 2012

	Cost	*Fair Value*
Equity Securities	$11,504	$13,238

9- SUBSEQUENT EVENTS

Management has evaluated all activity through February 21, 2013, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2012

HUNTER, KEITH, MARSHALL & CO., INC. **SCHEDULE 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital	
Stockholders' equity	$ 30,002
Deductions and/or charges:	
Non-allowable assets:	
Furniture, fixtures and equipment, net	546
Shareholder's loans	6,086
Other assets	7,986
	14,618
Net capital before haircuts on security positions	15,384
Haircut on exempt securities	3,310
NET CAPITAL	$ 12,074
AGGREGATE INDEBTNESS	350
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 7,074
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	3%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2012.

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Hunter, Keith, Marshall & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Hunter, Keith, Marshall & Co., Inc. (the "Company"), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency is a deficiency* or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of deficiencies, in internal control, such that there reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined previously. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Hunter, Keith, Marshall & Co., Inc. for the year ended December 31, 2012, and this report does not affect our report thereon dated February 21, 2013.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



LEVY & GOLD, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 21, 2013

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILATION

To the Board of Directors and Stockholders'
Hunter, Keith, Marshall & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012 which were agreed to by Hunter, Keith, Marshall & Co., Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and solely to assist you and the other specified parties in evaluating Hunter, Keith, Marshall & Co's Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hunter, Keith, Marshall & Co., Inc. management is responsible for Hunter, Keith, Marshall & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



LEVY & GOLD, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Great Neck, New York
February 21, 2013

HUNTER, KEITH, MARSHALL & CO., INC.

SECURITIES INVESTOR PROTECTION CORPORATION
TRANSITIONAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2012

SIPC NET OPERATING REVENUE	$ -
GENERAL ASSESSMENT AT .0025 (MINIMUM)	$ -
Less payment made with SIPC-4	150
PAYMENT MADE WITH SIPC-7T	$ -

See independent accountants' report on agreed-upon procedures

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023265 FINRA DEC
HUNTER KEITH MARSHALL & CO INC 6*6
ATTN: HENRY MARSHALL
1430 BROADWAY 14TH FL NE
NEW YORK NY 10018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Keith Marshall & Co., Inc
(Name of Corporation, Partnership or other organization)

Henry C Marshall Jr
(Authorized Signature)

Dated the 18 day of FEBRUARY, 2013.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$51,504
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	1359
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	50,149
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	51,508
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)